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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549



                           SCHEDULE 13G
                          (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                       PURSUANT TO RULE 13d-2(b)

                         (Amendment No. 1) *


                        CFS Bancshares, Inc.
         --------------------------------------------------
                         (Name of Issuer)


                            Common Stock
          --------------------------------------------------
                   (Title of Class of Securities)


                             12525U 10 4
                        --------------------
                           (CUSIP Number)


                               N/A
     ------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 6 pages
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CUSIP No. 12525U 10 4             13G         Page 2 of 6 Pages


1.   NAME OF REPORTING PERSONS:

     Citizens Federal Savings Bank Employee Stock Ownership Plan
     Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
     62-6236556

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     State of Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER          30,765

7.   SOLE DISPOSITIVE POWER:           0

8.   SHARED DISPOSITIVE POWER:    30,765

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      30,765

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   23.67%

12.  TYPE OF REPORTING PERSON:*   EP


                *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 12525U 10 4            13G          Page 3 of 6 Pages



1.   NAME  OF REPORTING PERSONS:  THE TRUST COMPANY OF STERNE,
                                  AGEE & LEACH, INC.


     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
     63-1125970


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER          30,765

7.   SOLE DISPOSITIVE POWER:           0

8.   SHARED DISPOSITIVE POWER:    30,765

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      30,765

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  23.67%

12.  TYPE OF REPORTING PERSON:*   IN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                            Page 4 of 6 Pages

              Securities and Exchange Commission
                   Washington, D.C.  20549

ITEM 1(a)   NAME OF ISSUER.
            CFS Bancshares, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
            1700 Third Avenue North
            Birmingham, Alabama 35203

ITEM 2(a)   NAME OF PERSON(S) FILING.
            Citizens Federal Savings Bank  Employee Stock
Ownership Plan Trust ("ESOP"), and the following entity who serves as its trustee: The Trust Company of Sterne, Agee &
Leach, Inc.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE.
            Same as Item 1(b).

ITEM 2(c)   CITIZENSHIP.
            See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES.
            Common Stock, par value $1.00 per share.

Item 2(e)   CUSIP NUMBER.
            See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-
            1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON
            FILING IS A:

    (f)     [x]  An employee benefit plan or endowment fund in
                 accordance with Rule 13d-1(b)(1)(ii)(F);

    If this statement is filed pursuant to Rule 13d-1 (c), check this box. [x]

    Items (a), (b), (c), (d), (e), (g), (h), (i) and (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by the trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

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                                             Page 5 of 6 Pages
ITEM 4.    OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact
that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:[   ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

         The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

Item 10. CERTIFICATION.

      By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                             Page 6 of 6 Pages

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITIZENS FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

The Trust Company of Sterne, Agee & Leach, Inc.
as Trustee

By:  /s/ Elizabeth L. Mozley                   2/11/00
     __________________________________        _________________
     Its Assistant Vice President              Date



THE TRUST COMPANY OF STERNE, AGEE &
LEACH, INC.



By:  /s/ Elizabeth L. Mozley                   2/11/00
     __________________________________        _________________
     Its Assistant Vice President              Date